

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

May 27, 2010

<u>**Via U.S. Mail and Fax (713) 353-9421**</u>

Mr. Jason Davis
Chief Financial Officer
Hyperdynamics Corporation
One Sugar Creek Center Boulevard
Suite 125
Sugar Land, TX 77478

> **RE:** **Hyperdynamics Corporation**
> **Form 10-K for the fiscal year ended June 30, 2009**
> **Filed September 30, 2009**
> **File No. 001-32490**

Dear Mr. Davis:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief